SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of Consolidated Results for Q3 2017.

YPF S.A.

Consolidated Results

Q3 2017

Consolidated Results Q3 2017

CONTENT

Consolidated Results Q3 2017

Adjusted EBITDA for Q3 2017 was Ps 17.0 billion, 16.7% higher than Q3 2016.

Q3 2016	Q2 2017	Q3 2017	Var.% Q3 17 / Q3 16	GENERAL	Jan-Sep 2016	Jan-Sep 2017	Var.% 2017 / 2016
55,849	60,162	66,034	18.2%	Revenues (Million Ps)	155,542	183,199	17.8%
(34,578)	3,466	3,050	N/A	Operating income (Million Ps)	(27,642)	11,027	N/A
1,610	3,466	3,050	89.4%	Operating income before Impairment of assets (Million Ps)	8,546	11,027	29.0%
(30,256)	272	246	N/A	Net income (Million Ps)	(30,154)	710	N/A
(6,734)	272	246	N/A	Net income before impairment of assets (Million Ps)	-6,632	710	N/A
14,609	16,177	17,043	16.7%	Adj. EBITDA (Million Ps)	44,283	50,046	13.0%
(77.14)	0.54	0.24	N/A	Earnings per share (Ps per Share)	(76.49)	0.84	N/A
14,997	13,029	15,903	6.0%	Capital Expenditures (Million Ps)	44,236	40,882	-7.6%

Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings.

(Amounts are expressed in billions of Argentine pesos = Ps billion except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q3 2017

•	Revenues for Q3 2017 were Ps 66.0 billion, 18.2% higher than Q3 2016.

•	Operating income for Q3 2017 was a gain of Ps 3.1 billion, 89.4% higher than the operating income in Q3 2016 before asset impairment charges. Considering the asset impairment charges, Q3 2016 operating income was negative, at Ps 34.6 billion.

•	Net income for Q3 2017 was Ps 0.2 billion, compared to a net loss of Ps 6.7 billion recorded in Q3 2016, before the impairment charge. Considering the asset impairment charges, net income in Q3 2016 was negative, at Ps 30.3 billion.

•	Hydrocarbon production for Q3 2017 was 553.2 Kboed, 4.5% lower than Q3 2016. Crude oil production for Q3 2017 fell 8.1%, totaling 227.2 Kbbld, while natural gas production for Q3 2017 was 44.1 Mm3d, 1.7% lower than Q3 2016. NGL production fell 3.0%, reaching 48.6 Kbbld.

•	Refinery processing levels in the Downstream business segment for Q3 2017 were 92.0%, 0.6% higher than Q3 2016.

•	Capital expenditures in property, plant and equipment for Q3 2017 were Ps 15.9 billion, 6.0% higher than the Ps 15.0 billion invested during Q3 2016.

•	Operating cash flow for Q3 2017 was Ps 13.6 billion, 19.0% lower than Q3 2016.

Consolidated Results Q3 2017

2. ANALYSIS OF RESULTS FOR Q3 2017

Revenues for Q3 2017 were Ps 66.0 billion, 18.2% higher than the Ps 55.8 billion in Q3 2016, due primarily to the following factors:

•	Gasoline revenues increased Ps 3.1 billion, 26.0% higher than Q3 2016, due to a 15.6% increase in the gasoline mix prices and an increase of 9.0% in sales volumes, including a 25.4% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Diesel revenues increased Ps 2.3 billion, 12.3% higher than Q3 2016, due to a 10.9% increase in average diesel mix prices and to higher sales volumes of 1.3%. There was a 39.5% increase in sales volumes of Infinia Diesel, a premium diesel product;

•	Natural gas production sales increased Ps 2.0 billion, 21.2% higher than Q3 2016, due to an 18.0% increase in prices in Argentine peso terms, as a result of the effect of the stimulus program for the surplus injection of natural gas on incremental production (“Gas Plan”), as well as a 2.7% increase in sales volumes;

•	Retail natural gas revenues (residential and small business and companies) increased Ps 1.0 billion, 42.3% higher than Q3 2016, due to YPF’s controlled company Metrogas S.A., which recorded 12.0% lower sales and a higher average price of 54.3%, for a total increase in sales of Ps 1.0 billion, or 35.8% higher than Q3 2016;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 2.0 billion, 70.3% lower than Q3 2016, due to a 67.9% decrease in sales volumes to power generation plants and a 7.5% decrease in prices;

•	Remaining domestic sales increased by Ps 2.3 billion, 35.8% higher than Q3 2016, with emphasis on asphalt, with a Ps 0.5 billion increase, 134.0% higher than Q3 2016, and increase of 35.5% in lubricant sales, 33.3% in petrochemical products, 28.4% in LPG and 28.7% in Jet Fuel, all mainly due to higher prices for these products;

•	Export revenues increased Ps 1.5 billion, 34.1% higher than Q3 2016, due primarily to a 48.2% increase in export revenues of Jet Fuel as a result of increases in prices in Argentine peso terms of 23.7% and an increase of 19.8% in volumes sold, as well as increased export revenue of 139.8% for LPG and 407.5% for virgin naphtha on higher volumes and prices. Exports of flour and soybean oil increased Ps 0.4 billion, 28.8% higher than Q3 2016, due to an increase in volumes, without significant variations in price.

Cost of sales for Q3 2017 was Ps 56.1 billion, 16.8% higher than Q3 2016. This includes an 11.7% increase in production costs and a 28.5% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 19.4%. This increase was driven by the following factors:

a) Costs of production

•	Lifting costs increased Ps 1.4 billion, 14.9%, higher than Q3 2016, reflecting a 20.5% increase in the unit indicator in Argentine peso terms weighted by the decreased production during the period;

Consolidated Results Q3 2017

•	Depreciation of property, plant and equipment increased Ps 1.0 billion, 8.4% higher than Q3 2016, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the company, offset by the net reduction of these assets as the result of the asset impairment charges recorded in Q3 2016;

•	Transportation costs increased Ps 0.6 billion, 33.3%, higher than Q3 2016, due primarily to increases in Argentine domestic transportation rates and higher volumes transported;

•	Production costs related to refining increased Ps 0.4 billion, 19.3% higher than Q3 2016, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels, reflecting an 18.6% increase in the unit indicator in Argentine peso terms; and

•	Royalties increased Ps 145 million, 3.3% higher than Q3 2016, the result of a decrease of Ps 248 million in royalties on crude oil production due to lower production, and an increase of 393 million in royalties on natural gas production caused by higher wellhead values for this product.

b) Purchases

•	Crude oil purchases from third parties increased Ps 2.5 billion, 70.9% higher than Q3 2016, due to an 84.7% increase in volumes purchased driven by lower production during the period, partially offset by a 7.5% decrease in the purchase price in Argentine peso terms, related to the 2017 crude oil pricing structure in the Argentine domestic market agreed upon between producers and refiners.

•	Biofuel purchases increased Ps 1.1 billion, 31.1% higher than Q3 2016, due to an increase of 15.1% in biofuel prices and a 22.8% increase in FAME prices, and a 15.4% increase in volumes purchased of ethanol biofuel and a 5.5% increase in volumes purchased of FAME;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.4 billion, 39.9% higher than Q3 2016, due primarily to a 26.0% increase in volumes purchased and an 11.1% increase in prices;

•	Natural gas purchases from third parties for resale to the retail market (residential and small business and companies) increased Ps 0.1 billion, 6.4% higher than Q3 2016, due to a 10.9% increase in prices, which was partially offset by a 4.1% decrease in volumes purchased;

•	Fuel imports decreased Ps 1.0 billion, 48.4% lower than Q3 2016, due to drops of 73.5% and 20.8% in diesel and jet fuel volumes, respectively, which was partially offset by an increase of 35.7% in the import price of diesel and 24.3% for jet fuel.

Administration expenses for Q3 2017 were Ps 2.2 billion, 12.1% higher than Q3 2016, primarily to higher personnel expenses and higher costs for services and IT licenses.

Consolidated Results Q3 2017

Selling expenses for Q3 2017 were Ps 4.7 billion, 19.1% higher than Q3 2016. This increase was driven primarily by increases in transport expenses, due primarily to higher rates paid for Argentine domestic transport of fuels, increases in personnel costs and taxes on bank debits and credits.

Exploration expenses for Q3 2017 were Ps 0.3 billion, 7.1% higher than Q3 2016.

In the third quarter of 2016, the Company had recognized an impairment charge for property, plant and equipment of Ps 36.2 billion, mainly caused by an expected reduction in prices for crude oil in the Argentine domestic market, together with the estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

Other operating results, net, for Q3 2017 were a gain of Ps 0.3 billion, compared to the loss of Ps 26 million in Q3 2016. In Q3 2017, this category included a positive re-assessment of legal contingencies, which in Q3 2016 included revenues of Ps 0.2 billion related to the Magallanes Integral Area Project (PIAM), as a result of the agreement reached with the partner to participate in the extension of the concession in this area.

Financial results for Q3 2017 were a loss of Ps 2.5 billion, an improvement of 25.4% compared to the loss of Ps 3.3 billion in Q3 2016. There were positive foreign exchange effects on net monetary liabilities in Argentine peso terms of Ps 1.8 billion, due to the greater devaluation of the Argentine peso in Q3 2017 compared to Q3 2016. Interest expenses were higher by Ps 0.2 billion as a result of greater average indebtedness during Q3 2017 compared to Q3 2016, almost entirely offset by lower interest rates for debt in Argentine peso terms. In addition, the fair value of investments in financial assets decreased Ps 0.8 billion.

Income tax for Q3 2017 was Ps 0.8 billion compared to the positive charge of Ps 7.5 billion in Q3 2016. This increase was mainly due to higher deferred tax of Ps 8.2 billion, and to a lesser extent, by an increase of Ps 0.1 billion in current income tax. The higher deferred tax charge is mainly due to the recording in Q3 2016 of the deferred asset related to the aforementioned property, plant and equipment.

Net income for Q3 2017 was a gain of Ps 0.2 billion, compared to a loss, before the impairment charge, of Ps 6.7 billion in Q3 2016. Considering the asset impairment charges, net loss in Q3 2016 was Ps 30.3 billion.

Total capital expenditures for property, plant and equipment in Q3 2017 were Ps 15.9 billion, 6.0% higher than Q3 2016.

Consolidated Results Q3 2017

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q3 2017

3.1 UPSTREAM

Q3 2016	Q2 2017	Q3 2017	Var.% Q3 17 / Q3 16	UPSTREAM	Jan-Sep 2016	Jan-Sep 2017	Var.% 2017 / 2016
(35,137)	(884)	360	N/A	Operating income (Million Ps)	(28,980)	375	N/A
1,051	(884)	360	-65.7%	Operating income before Impairment of assets (Million Ps)	7,208	375	-94.8%
28,096	26,606	29,935	6.5%	Revenues (Million Ps)	85,265	84,318	-1.1%
247.1	218.3	227.2	-8.1%	Crude oil production (Kbbld)	246.3	226.5	-8.1%
50.1	51.4	48.6	-3.0%	NGL production (Kbbld)	52.0	51.5	-0.8%
44.9	44.6	44.1	-1.7%	Gas production (Mm3d)	44.6	44.6	0.2%
579.3	550.1	553.2	-4.5%	Total production (Kboed)	578.5	558.8	-3.4%
312	833	334	7.1%	Exploration costs (Million Ps)	1,504	1,760	17.0%
11,665	9,905	12,499	7.1%	Capital Expenditures (Million Ps)	35,329	31,852	-9.8%
10,965	10,079	11,483	4.7%	Depreciation (Million Ps)	29,795	31,497	5.7%
				Realization Prices
59.9	52.5	51.4	-14.2%	Crude oil prices in domestic market Period average (USD/bbl)	60.8	52.3	-14.0%
4.79	4.91	4.92	2.7%	Average gas price (USD/Mmbtu)	4.74	4.93	4.0%

Operating income for the Upstream business segment for Q3 2017 was Ps 0.4 billion, compared to Ps 1.1 billion for Q3 2016, before asset impairment charges. Considering the asset impairment charges, the Upstream operating result in Q3 2016 was a loss of Ps 35.1 billion.

Revenues were Ps 29.9 billion in Q3 2017, a 6.5% increase over Q3 2016, due to the following factors:

•	Natural gas revenues from sales to third parties increased Ps 2.0 billion, 21.2% higher than Q3 2016. The average sale price was 4.92 USD/Mmbtu, 2.7% higher than in Q3 2016. Volumes sold increased by 2.7% in Q3 2017, compared to Q3 2016. All natural gas produced, net of internal consumption, is allocated to the Gas and Energy segment for sale to third parties at an intersegment price that includes the Gas Plan.

•	Crude oil revenues decreased Ps 0.5 billion, 2.8% lower than Q3 2016. The average price of crude oil in dollars on the local market in Q3 2017 fell by 14.2% to 51.4 USD/bbl as a result of the price agreement between producers and refiners for 2017. Crude oil volumes transferred between business segments fell 2.3%, while sales to third parties increased by 17.5%.

Consolidated Results Q3 2017

Total Hydrocarbon production for Q3 2017 was 553.2 Kboed, 4.5% lower than Q3 2016. Crude oil production for Q3 2017 was 227.2 Kbbld, a decrease of 8.1%. The natural decline of mature fields, together with the effects of the strong rain and snowstorms that principally affected the province of Chubut during Q2 2017, and to a lesser extent the province of Santa Cruz, were the principal causes of this reduction in crude production. Natural gas production for Q3 2017 was 44.1 Mm3d, 1.7% less than Q3 2016. NGL production for Q3 2017 was 48.6 Kbbld, 3.0% lower than Q3 2016.

Regarding the development activity, in Q3 2017, 124 new wells were put into production, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas, net to YPF for Q3 2017 was 37.62 Kboed, 10.5% higher than Q3 2016. This production is composed of 17.08 Kbbld of crude oil, 6.07 Kbbld of NGL and 2.75 Mm3d of natural gas.

During Q3 2017, 17 wells were put in production targeting the Vaca Muerta formation, for a total of 596 wells at the end of Q3 2017, including 8 active drilling rigs and 8 workovers.

With respect to tight gas development, net production in Q3 2017 reached a total of 14.11 Mm3d, of which 88.3% came from areas operated by YPF. During Q3 2017, 24 new wells were put into production, 5 in Aguada Toledo-Sierra Barrosa, 8 in Rincón del Mangrullo and 11 in Estación Fernandez Oro.

Operating costs (excluding exploration expenses) for Q3 2017 were Ps 29.7 billion, 11.1% higher than Q3 2016, mainly due to the following:

•	Lifting costs increased Ps 1.4 billion, a 14.9% increase, reflecting a 20.5% increase in the unit indicator in Argentine peso terms, weighted by the decrease in production discussed above;

•	Depreciation of property, plant and equipment increased Ps 0.5 billion, a 4.8% increase, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company, offset by the net reduction of these assets as the result of the asset impairment charges recorded in Q3 2016;

•	Net increase in royalties of Ps 145 million, 3.3% higher than Q3 2016, as a result of a decrease of Ps 248 million in royalties on crude oil production due to lower production, and an increase of 393 million in royalties on natural gas production caused by higher wellhead values for this product.

Exploration expenses for Q3 2017 were Ps 0.3 billion, an increase of 7.1% compared to Ps 0.3 billion for Q3 2016, with no significant variations to note.

In the third quarter of 2016, the Company had recognized an impairment charge for property, plant and equipment of Ps 36.2 billion, mainly caused by an expected reduction in prices for crude oil in the Argentine domestic market, together with the estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

Unit cash costs in U.S. dollars showed a decrease of 1.9%, from 20.9 USD/bpe in Q3 2016 to 20.5 USD/bpe in Q3 2017 (including taxes of 6.1 USD/bpe and 5.8 USD/bpe, respectively). In turn, the average lifting cost for YPF was 12.6 USD/bpe, 4.2% higher than the 12.0 USD/bpe in Q3 2016.

Consolidated Results Q3 2017

CAPEX

Capital expenditures for the Upstream business segment for Q3 2017 were Ps 12.5 billion, 7.1% higher than the Ps 11.7 billion in Q3 2016.

Of these capital expenditures, 71% were invested in drilling and workover activities, 21% in facilities, and the remaining 8% in exploration and other activities in the Upstream business segment.

In the Neuquina basin area, activities for Q3 2017 were focused on the development of the Loma Campana, Aguada Toledo – Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas), Cerro Bandera, EFO, Bandurria, Río Neuquén, La Ribera and Chachahuen blocks. Pilots were started with a focus on Vaca Muerta at the Aguada de la Arena and Rincón del Mangrullo blocks. Development activities continued at the Cuyana basin, mainly in the Barrancas, La Ventana, Mesa Verde, Ugarteche, Vizcacheras, Cerro Fortunoso, Desfiladero Bayo, and Puesto Molina blocks. In the Golfo San Jorge basin, activity was concentrated in the Manantiales Behr and El Trébol-Escalante blocks. In Santa Cruz, drilling rig activity was restarted at Estancia Cholita (Cañadón Yatel) and Cañadón Seco Leon. In the Austral basin, perforation activity continued in the Lago Fuego block.

Exploration activities for Q3 2017 covered the Neuquina, Golfo San Jorge, Austral and Cuyana basins. In the Neuquina basin, exploratory activity was in the Salinas del Huitrín, Estación Fernandez Oro, Chachahuen, La Calera and Loma la Lata blocks. In the Golfo San Jorge basin, activity focused on the Cañadón de la Escondida block, and in the Austral basin, it focused on the Fracción E block. In the Cuyana basin, exploratory activity was performed in the Mesa Verde block.

During Q3 2017, three (two crude oil and one gas) exploratory wells were completed.

Consolidated Results Q3 2017

3.2 DOWNSTREAM

Q3 2016	Q2 2017	Q3 2017	Var.% Q3 17 / Q3 16	DOWNSTREAM	Jan-Sep 2016	Jan-Sep 2017	Var.% 2017 / 2016
332	3,093	3,204	865.1%	Operating income (Million Ps)	2,573	10,661	314.3%
42,992	45,611	49,845	15.9%	Revenues (Million Ps)	120,399	139,636	16.0%
4,257	4,172	4,119	-3.2%	Sales of refined products in domestic market (Km3)	12,420	12,244	-1.4%
303	289	361	19.1%	Exportation of refined products (Km3)	1,070	1,069	-0.1%
227	214	198	-12.7%	Sales of petrochemical products in domestic market (*) (Ktn)	622	586	-5.9%
80	52	54	-32.5%	Exportation of petrochemical products (Ktn)	149	149	0.1%
292	295	294	0.6%	Crude oil processed (Kboed)	292	293	0.5%
91%	92%	92%	0.6%	Refinery utilization (%)	91%	92%	0.5%
2,486	1,935	2,434	-2.1%	Capital Expenditures (Million Ps)	6,516	5,648	-13.3%
1,317	1,621	1,837	39.5%	Depreciation (Million Ps)	3,795	5,027	32.5%
645	655	642	-0.4%	Average domestic market gasoline price (**) (USD/m3)	625	655	4.7%
629	624	602	-4.3%	Average domestic market diesel price (**) (USD/m3)	618	622	0.7%

(*)	Fertilizer sales not included
(**)	Includes gross income and net of deductions, commissions and other taxes

Operating income for the Downstream business segment for Q3 2017 was Ps 3.2 billion, 865.1% higher than the Ps 0.3 billion reported for Q3 2016.

Revenues were Ps 49.8 billion for Q3 2017, 15.9% higher than Q3 2017, due primarily to the following factors:

•	Gasoline revenues increased Ps 3.1 billion, 26.0% higher than Q3 2016, due to a 15.6% increase in gasoline mix prices and a 9.0% increase in sales volume, including a 25.4% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Diesel revenues increased Ps 2.3 billion, 12.3% higher than Q3 2016, due to a 10.9% increase in diesel mix prices, and a 1.3% increase in volumes sold. There was a 39.5% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 2.0 billion, 70.3% lower than Q3 2016, due to a 67.9% decrease in sales volumes to power generation plants and a 7.5% decrease in prices;

•	Remaining domestic sales increased by Ps 2.0 billion, 35.6% higher than Q3 2016, with emphasis on asphalt, with a Ps 0.5 billion increase, 134.0% higher than Q3 2016, and increase of 35.5% in lubricant sales, 33.3% in petrochemical products, 28.4% in LPG and 28.7% in Jet Fuel, all principally due to higher prices for these products;

Consolidated Results Q3 2017

•	Export revenues increased Ps 1.6, 35.6% higher than Q3 2016, due primarily to a 48.2% increase in export revenues of Jet Fuel as a result of increases in prices in Argentine peso terms of 23.7% and an increase of 19.8% in volumes sold, as well as increased export revenue of 139.8% for LPG and 407.5% for virgin naphtha on higher volumes and prices. Exports of flour and soybean oil increased Ps 0.4 billion, 28.8% higher than Q3 2016, due to an increase in volumes, without significant variations in price.

Costs and operating expenses in Q3 2017 increased by Ps 3.3 billion, 8.4% higher than Q3 2016, with the following highlights:

•	Crude oil purchases increased Ps 1.9 billion, 8.6% higher than Q3 2016. Purchases from third parties increased by 84.7%, while crude volume transferred from the Upstream segment decreased by 2.3%. In turn, crude prices in pesos fell by 1.6%, related to crude price movements on the domestic market, as agreed upon between producers and refiners for 2017;

•	Net biofuel purchases increased Ps 1.1 billion, 31.1% higher than Q3 2016, due principally to an increase of 15.1% in the price of bioethanol and 22.8% in the FAME price, and to an increase in volumes purchased of ethanol biofuel of 15.4% and of FAME, of 5.5%;

•	Grain purchase in the agricultural sales segment through the form of barter increased Ps 0.4 billion, 39.9% higher than Q3 2016, which are recorded as purchases;

•	Fuel imports decreased Ps 1.0 billion, 48.4% lower than Q3 2016, due to drops of 73.5% and 20.8% in diesel and jet fuel volumes, respectively, which was partially offset by an increase of 35.7% in the import price of diesel and 24.3% for jet fuel.

•	Costs of products sold decreased Ps 1.9 billion, principally as a result of higher valuation of stocks than in Q3 2016, and to a lesser degree, by an accumulation of stock, especially of crude oil, due to the largest purchases made this quarter;

•	Production costs related to refining increased Ps 0.4 billion, 19.3% higher than Q3 2016, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels. As a result of this, and also considering that the level of processing at refineries was 0.6% higher, the unit refining cost was 18.6% higher in Q3 2017 than in Q3 2016. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 0.3 billion, 23.3% higher than Q3 2016; and

•	Depreciation of property, plant and equipment increased Ps 0.5 billion, 42.6% higher than Q3 2016, resulting from an increase in the value of assets subject to depreciation compared to Q3 2016, taking into account the commencement of operations in the new Coke unit at the La Plata refinery as of Q4 2016 and an increase in asset values, based on their valuation in U.S. dollars, the functional currency of the company.

Selling expenses increased Ps 0.8 billion, 20.8%, higher than Q3 2016, principally related to the increase in fuel prices in the domestic market, the increase in depreciation of commercial assets and higher tax burdens on bank debts and credits.

Consolidated Results Q3 2017

The volume of crude oil processed in Q3 2017 was 294 Kbbld, 0.6% higher than Q3 2016. These similar processing levels resulted in an increase in diesel production of 6.3% and an increase in gasoline of 6.3%, and a lower production of fuel oil of 43.2%, while production increased for other refined products, such as Jet Fuel, petrochemical naphtha, asphalts, petroleum coal and lubricant bases, all compared to Q3 2016.

CAPEX

Capital expenditures for the Downstream business segment for Q3 2017 were Ps 2.4 billion, a 2.1% decrease compared to Q3 2016.

Revamping of the Topping III unit at the Luján de Cuyo refinery was completed, and it began operations in August. In turn, pumping tests began at the Señal Cerro Bayo – Puesto Hernández crude oil Pipeline, which will make it possible to increase the crude oil supply to the Luján de Cuyo refinery, and adaptation work continues for logistics facilities, with safety and environmental improvements.

Consolidated Results Q3 2017

3.3 GAS AND ENERGY

Q3 2016	Q2 2017	Q3 2017	Var.% Q3 17 / Q3 16	GAS & POWER	Jan-Sep 2016	Jan-Sep 2017	Var.% 2017 / 2016
786	1,025	1,481	88.4%	Operating income (Million Ps)	1,183	3,064	159.0%
8,360	15,749	17,178	105.5%	Revenues (Million Ps)	20,622	46,672	126.3%
420	992	670	59.5%	Capital Expenditures (Million Ps)	1,257	2,605	107.2%
72	65	67	-6.9%	Depreciation (Million Ps)	217	197	-9.2%

Since 2017, the Gas and Energy Executive Vice-presidency of the company assumed all responsibility for the administration and management of collections related to the Gas Plan. As a result, the Gas and Energy segment began to record revenues derived from the Gas Plan within the segment, to later be transferred to the Upstream segment as an intersegment operation.

Operating income for this business segment in Q3 2017 was Ps 1.5 billion, compared to Ps 0.8 billion in Q3 2016. This increase was mainly due to the gradual restructuring of rates obtained by our controlled company Metrogas S.A., which recorded an operating income of Ps 0.7 billion in Q3 2017, compared to an operating loss of Ps 53 million in Q3 2016. Operating results from our controlled company YPF Energía Eléctrica S.A. in this segment also improved.

CAPEX

Capital expenditures for the Gas and Energy business segment for Q3 2017 were Ps 0.7 billion, 59.5% higher than Q3 2016.

The highlights for Q3 2017 are putting Central Loma Campana Este into service, and the advancement in construction of the new thermoelectric plants Loma Campana I and Y-GEN, both located in the field with the same name, and the thermoelectric generation plant Y-GEN II, located in El Bracho, province of Tucumán. Also notable is the advancement of the Manantiales Behr wind farm in Comodoro Rivadavia. The YGEN and YGEN II projects are the result of a joint venture with General Electric.

Loma Campana Este has already begun production and Loma Campana I has finished the startup tests to obtain its commercial license and begin production. It is estimated that the Y-GEN central plant will begin production in the last quarter of 2017, while Y-GEN II will commence operations in the first half of 2018. The wind farm will gradually be put into service in the first half of 2018.

Consolidated Results Q3 2017

3.4 CENTRAL ADMINISTRATION AND OTHER

This business segment mainly involves corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2017 was a loss of Ps 1.3 billion, compared to the loss of Ps 0.7 billion in Q3 2016, an increase of 82.9%. This change was due primarily to increased personnel costs, higher adjustments for judicial contingencies and higher informatics licenses, together with the lower results obtained by YPF’s controlled company, A-Evangelista S.A.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 0.7 billion in Q3 2017. These adjustments were positive Ps 0.1 billion in Q3 2016. In Q3 2017, there was an increase in the difference between transfer prices between business and the replacement cost of the company’s inventory, as compared to Q3 2016, when there were no significant variations.

3.5 RELATED COMPANIES

Results from related companies for Q3 2017 were a gain of Ps 0.4 billion, compared to a gain of Ps 0.1 billion for Q3 2016. This variation was primarily due to better results obtained by Mega, Central Dock Sud and YPF GAS.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q3 2017, cash flows provided by operating activities were Ps 13.6 billion, 19.0% lower than Q3 2016. This reduction of Ps 3.2 billion was due to an increase in working capital in Q3, mostly due to an increase in balances receivable from the Gas Plan Program and the public transportation diesel subsidy, as well as accounts receivable from CAMMESA and the natural gas distribution companies. These effects were partially offset by an increase in Adjusted EBITDA of Ps 2.4 billion.

Net cash flows used in investing activities were Ps 14.0 billion for Q3 2017, 29.9% lower than Q3 2016. Investments in fixed and intangible assets were Ps 16.3 billion in Q3 2017, 13.3% higher than Q3 2016. In Q3 2016, there was an increase in financial assets of Ps 3.1 billion, and in Q3 2017, financial assets were realized for Ps 2.4 billion.

For Q3 2017, the company’s net cash flows provided by financing activities were Ps 2.6 billion, compared to the net increase of Ps 4.2 billion in Q3 2016. This change was due to lower net borrowing and refinancing debt of Ps 2.3 billion and higher interest payments of Ps 0.2 billion, effects that have already been partially offset in Q3 2016 by a dividend payment of Ps 0.9 billion.

Cash and cash equivalents as explained above, together with the company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still kept in the portfolio, were Ps 30.0 billion(1) on September 30, 2017. A highlight of this quarter is the new international issuance of U.S. $750 million in debt securities.

Consolidated Results Q3 2017

Total debt in U.S. dollars was USD 10.0 billion, net debt was USD 8.3 billion(1), and the Net debt / Adjusted EBITDA LTM ratio was 2.07x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q3 2017 was 22.52%, while the average interest rate for debt denominated in U.S. dollars was 7.66%.

The following table lists issuances of YPF’s debt securities made during and after Q3 2017:

YPF Note	Amount	Interest Rate	Maturity
Series LIII	USD 750 M	6.95%	120 months

(1)	Net Debt: Includes investments in financial assets (government securities) of US$ 817 million at market value

(2)	Net Debt: US$ 8,266 million / Adjusted EBITDA LTM: US$3,999 million = 2.07x

Consolidated Results Q3 2017

5. TABLES AND NOTES Q3 2017 Results

Consolidated Results Q3 2017

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2016	Q2 2017	Q3 2017	Var.% Q3 17 / Q3 16		Jan-Sep 2016	Jan-Sep 2017	Var.% 2016 / 2017
55,849	60,162	66,034	18.2%	Revenues	155,542	183,199	17.8%
(48,028)	(49,675)	(56,108)	16.8%	Costs	(130,978)	(151,581)	15.7%

7,821	10,487	9,926	26.9%	Gross profit	24,564	31,618	28.7%

(3,934)	(4,209)	(4,684)	19.1%	Selling expenses	(10,678)	(12,780)	19.7%
(1,939)	(2,001)	(2,174)	12.1%	Administration expenses	(5,258)	(5,965)	13.4%
(312)	(833)	(334)	7.1%	Exploration expenses	(1,504)	(1,760)	17.0%
(36,188)	—	—	N/A	Impairment of property, plant and equipment and intangible assets	(36,188)	—	N/A
(26)	22	316	N/A	Other operating results, net	1,422	(86)	N/A

(34,578)	3,466	3,050	N/A	Operating income (loss)	(27,642)	11,027	N/A

110	92	432	292.7%	Results on investments in companies and joint ventures	373	546	46.4%
1,483	3,001	4,350	193.3%	Finance Income	12,592	8,963	-28.8%
(6,064)	(2,720)	(7,297)	20.3%	Finance Cost	(18,234)	(18,865)	3.5%
1,290	658	491	-61.9%	Other financial results	1,709	1,224	-28.4%

(3,291)	939	(2,456)	-25.4%	Financial results, net	(3,933)	(8,678)	120.6%

(37,759)	4,497	1,026	N/A	Net (loss) profit before income tax	(31,202)	2,895	N/A

7,503	(4,225)	(780)	N/A	Income tax	1,048	(2,185)	N/A

(30,256)	272	246	N/A	Net (loss) profit for the period	(30,154)	710	N/A

(45)	60	153		Net (loss) profits for noncontrolling interest	(196)	380

(30,211)	212	93	N/A	Net (loss) profit for shareholders of the parent company	(29,958)	330	N/A

(77.14)	0.54	0.24	N/A	Earnings per share, basic and diluted	(76.49)	0.84	N/A

2,848	9,593	5,634	97.8%	Other comprehensive Income	22,564	11,584	-48.7%

(27,408)	9,865	5,880	N/A	Total comprehensive income for the period	(7,590)	12,294	N/A

14,609	16,177	17,043	16.7%	Adj. EBITDA (*)	44,283	50,046	13.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)	Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings.

Consolidated Results Q3 2017

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q3 2017 figures, unaudited, figures expressed in millions of pesos)

	12/31/2016	09/30/2017
Noncurrent Assets
Intangible assets	8,114	9,032
Properties, plant and equipment	308,014	334,670
Investments in companies and joint ventures	5,488	6,447
Deferred tax assets, net	564	441
Other receivables	3,909	1,640
Trade receivables	87	392
Investment in financial assets	7,737	6,618

Total Non-current assets	333,913	359,240

Current Assets
Inventories	21,820	25,040
Other receivables	13,456	11,644
Trade receivables	33,645	41,988
Investment in financial assets	7,548	7,491
Cash and equivalents	10,757	15,881

Total current assets	87,226	102,044

Total assets	421,139	461,284

Shareholders’ equity
Shareholders’ contributions	10,403	10,356
Reserves, other comprehensive income and retained earnings	108,352	120,266
Noncontrolling interest	(94)	286

Total Shareholders’ equity	118,661	130,908

Noncurrent Liabilities
Provisions	47,358	56,116
Deferred tax liabilities	42,465	44,033
Other taxes payable	98	241
Loans	127,568	148,232
Other liabilities	336	368
Accounts payable	2,187	1,577

Total Noncurrent Liabilities	220,012	250,567

Current Liabilities
Provisions	1,994	1,818
Income tax payable	176	201
Other taxes payable	4,440	6,518
Salaries and social security	3,094	3,384
Loans	26,777	24,430
Other liabilities	4,390	374
Accounts payable	41,595	43,084

Total Current Liabilities	82,466	79,809

Total Liabilities	302,478	330,376

Total Liabilities and Shareholders’ Equity	421,139	461,284

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2017

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2016	Q2 2017	Q3 2017		Jan-Sep 2016	Jan-Sep 2017
			Operating activities
(30,256)	272	246	Net income (loss)	(30,154)	710
(110)	(92)	(432)	Income (loss) from investments in companies and joint ventures	(373)	(546)
12,652	11,972	13,718	Depreciation of property, plant and equipment	34,411	37,454
188	202	222	Amortization of intangible assets	511	605
996	1,315	1,034	Consumpsion of materials and retirement of property, plant and equipment and intagible assets, net of provisions	3,601	3,218
(7,503)	4,225	780	Income tax charge	(1,048)	2,185
1,289	510	135	Net increase in provisions	3,792	2,316
36,188	—	—	Impairment of property, plant and equipment and intangible assets	36,188	—
2,893	(1,024)	1,904	Interest, exchange differences and other	2,193	7,249
51	44	46	Stock compensation plan	108	116
—	—	—	Results due to deconsolidation of companies	(1,528)	—
			Changes in assets and liabilities:
(505)	(769)	(8,952)	Trade receivables	(15,393)	(7,827)
2,399	(278)	(766)	Other receivables	7,034	2,131
(79)	(1,408)	(34)	Inventories	(198)	(1,331)
(1,030)	(1,156)	4,321	Accounts payable	(2,787)	4,310
307	(675)	752	Other Taxes payable	(142)	2,196
341	238	706	Salaries and Social Securities	290	293
40	18	452	Other liabilities	177	(480)
(355)	(393)	(315)	Decrease in provisions included in liabilities for payments / utilization	(1,303)	(981)
1	216	17	Dividends received	521	328
—	—	—	Insurance charge for loss of profit	607	—
(786)	(234)	(282)	Income tax payments	(2,347)	(761)

16,721	12,983	13,552	Cash flow from operating activities	34,160	51,185

			Investing activities
(14,368)	(13,104)	(16,273)	Acquisitions of property, plant and equipment and Intangible assets	(46,970)	(43,951)
(388)	(65)	(92)	Contributions and acquisitions of interests in companies and joint ventures	(388)	(429)
(2,093)	—	—	Loans to third parties	(2,093)	—
—	—	2,404	Collection for sale of financial assets	—	2,404
(3,078)	3	—	Investment in financial assets	(2,168)	—
—	503	—	Interest received from financial assets	—	511
—	—	—	Insurance charge for material damages	355	—

(19,927)	(12,663)	(13,961)	Cash flows from investing activities	(51,264)	(41,465)

			Financing activities
(15,488)	(6,687)	(9,797)	Payment of loans	(49,442)	(24,877)
(4,728)	(3,208)	(4,948)	Payment of interests	(11,621)	(13,525)
25,304	11,291	17,343	Proceeds from loans	79,770	33,403
5	(100)	—	Acquisition of own shares	(50)	(100)
—	—	—	Non controling interest contribution	50	—
(889)	—	—	Payments of dividends	(889)	—

4,204	1,296	2,598	Cash flows from financing activities	17,818	(5,099)

743	415	237	Effect of changes in exchange rates on cash and equivalents	1,681	503

—	—	—	Deconsolidation of subsidiaries	(148)	—

1,741	2,031	2,426	Increase (decrease) in Cash and Equivalents	2,247	5,124

15,893	11,424	13,455	Cash and equivalents at the beginning of the period	15,387	10,757
17,634	13,455	15,881	Cash and equivalents at the end of the period	17,634	15,881

1,741	2,031	2,426	Increase (decrease) in Cash and Equivalents	2,247	5,124

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
11,163	5,438	6,639	Cash	11,163	6,639
6,471	8,017	9,242	Other Financial Assets	6,471	9,242

17,634	13,455	15,881	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	17,634	15,881

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2017

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2017	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	240	16,209	49,558	706	(679)	66,034
Revenues from intersegment sales	29,695	969	287	1,808	(32,759)	—

Revenues	29,935	17,178	49,845	2,514	(33,438)	66,034

Operating Income (loss)	360	1,481	3,204	(1,273)	(722)	3,050
Investments in companies	—	244	188	—	—	432
Depreciation of property, plant and equipment	11,483	67	1,837	331	—	13,718
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	12,499	670	2,434	300	—	15,903
Assets	234,575	48,463	139,815	39,844	(1,413)	461,284
Q3 2016	Upstream	Gas & Power	Downstream	Corporate & Other	Consolidation Adjustments	Total
Revenues	5,098	7,382	42,839	530	—	55,849
Revenues from intersegment sales	22,998	978	153	1,999	(26,128)	—

Revenues	28,096	8,360	42,992	2,529	(26,128)	55,849

Operating Income (loss)	(35,137)	786	332	(696)	137	(34,578)
Investments in companies	—	(1)	111	—	—	110
Depreciation of property, plant and equipment	10,965	72	1,317	298	—	12,652
Impairment of property, plant and equipment and intangible assets	36,188	—	—	—	—	36,188
Acquisitions of fixed assets	11,680	420	2,486	426	—	15,012
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

Consolidated Results Q3 2017

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2016 Q3	2017 Q2	2017 Q3	Var Q3 17 / Q3 16	2016 Jan-Sep	2017 Jan-Sep	Var 2017 / 2016
INCOME STATMENT
Revenues	3,748	3,837	3,831	2.2%	10,720	7,479	-30.2%
Costs of sales	(3,224)	(3,168)	(3,255)	1.0%	(9,023)	(6,186)	-31.4%

Gross profit	525	669	576	9.7%	1,697	1,293	-23.8%
Other operating expenses, net	(2,846)	(448)	(399)	N/A	(3,531)	(827)	-76.6%

Operating income	(2,321)	221	177	N/A	(1,834)	466	N/A
Depreciation and impairment of property, plant &	3,278	764	796	-75.7%	4,799	1,549	-67.7%
equipment and intangible assets
Amortization of intangible assets	13	13	13	2.1%	35	24	-30.5%
Unproductive exploratory drillings	11	34	3	-71.2%	57	27	-52.8%

Adj. EBITDA	981	1,032	989	0.9%	3,057	2,065	-32.4%
UPSTREAM
Revenues	1,886	1,697	1,737	-7.9%	5,880	3,514	-40.2%
Operating income	(2,358)	(56)	21	N/A	(1,930)	78	N/A
Depreciation	736	643	666	-9.5%	2,052	1,302	-36.6%
Capital expenditures	783	632	725	-7.4%	2,436	1,330	-45.4%
Adj. EBITDA	817	621	690	N/A	179	1,407	N/A
DOWNSTREAM
Revenues	2,886	2,909	2,875	-0.3%	8,299	5,702	-31.3%
Operating income	22	197	186	734.3%	181	465	156.5%
Depreciation	88	103	107	20.6%	262	207	-20.9%
Capital expenditures	167	123	141	-15.4%	449	223	-50.3%
Adj. EBITDA	111	301	292	164.3%	443	672	51.7%
GAS & ENERGY
Revenues	561	1,004	940	67.6%	1,415	1,820	28.6%
Operating income	53	65	86	62.9%	80	122	51.1%
Depreciation	5	4	4	-19.6%	15	8	-46.0%
Capital expenditures	28	63	39	37.9%	86	99	14.8%
Adj. EBITDA	58	70	90	56.0%	95	130	35.9%
CORPORATE AND OTHER
Operating income	(47)	-15	-74	58.1%	(54)	(158)	192.6%
Capital expenditures	29	13	17	-39.1%	80	35	-56.0%
CONSOLIDATION ADJUSTMENTS
Operating income	9	49	(42)	N/A	(11)	(61)	444.0%
Average exchange rate of period	14.90	15.68	17.23		14.51	16.18

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period. Accumulated periods correspond to the sum of the quarterly results.

Consolidated Results Q3 2017

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

	2016						2017
	Unit	Q1	Q2	Q3	Q4	Cum. 2016	Q1	Q2	Q3	Cum. 2017
Production
Crude oil production	Kbbl	22,656	22,102	22,735	22,051	89,544	21,058	19,867	20,904	61,830
NGL production	Kbbl	5,124	4,512	4,608	4,987	19,230	4,923	4,680	4,469	14,072
Gas production	Mm3	4,008	4,074	4,127	4,099	16,308	4,076	4,056	4,057	12,189
Total production	Kboe	52,986	52,237	53,299	52,816	211,338	51,618	50,055	50,891	152,564

Henry Hub	USD/Mbtu	2.09	1.95	2.81	2.98	2.46	3.32	3.18	3.00	3.17
Brent	USD/Bbl	37.88	45.56	45.79	49.19	43.56	53.68	49.67	52.11	51.82

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,283	1,119	1,178	1,248	4,828	1,297	1,220	1,284	3,800
Diesel	Km3	1,855	2,038	1,955	1,955	7,803	1,792	1,954	1,981	5,726
Jet fuel and kerosene	Km3	130	107	135	139	510	134	117	140	391
Fuel Oil	Km3	354	350	376	189	1,269	220	264	121	605
LPG	Km3	153	242	273	171	839	152	241	189	582
Others (*)	Km3	263	270	340	342	1,214	357	377	406	1,139
Total domestic market	Km3	4,037	4,126	4,257	4,043	16,463	3,952	4,172	4,119	12,244
Export market
Petrochemical naphtha	Km3	0	0	15	86	100	57	23	46	127
Jet fuel and kerosene	Km3	121	117	130	138	507	135	123	139	396
LPG	Km3	117	17	40	128	302	115	39	70	224
Bunker (Diesel and Fuel Oil)	Km3	149	116	93	87	445	83	74	102	260
Others (*)	Km3	105	24	26	59	214	28	29	4	62
Total export market	Km3	493	275	303	498	1,568	419	289	361	1,069
Total sales of petroleum products	Km3	4,529	4,401	4,560	4,540	18,031	4,371	4,461	4,481	13,312

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	40	91	114	269	35	39	139	214
Methanol	Ktn	55	82	105	85	327	57	84	73	214
Others	Ktn	133	125	122	144	524	116	130	125	371
Total domestic market	Ktn	212	247	318	343	1,120	208	254	337	799
Export market
Methanol	Ktn	2	1	2	2	7	1	2	1	4
Others	Ktn	25	41	78	51	195	42	51	53	145
Total export market	Ktn	27	42	80	53	202	43	52	54	149
Total sales of petrochemical products	Ktn	239	289	398	396	1,322	251	306	391	948

Sales of other products
Grain, flours and oils
Domestic market	Ktn	9	27	7	11	54	21	37	21	79
Export market	Ktn	169	311	256	151	887	159	291	331	781
Total Grain, flours and oils	Ktn	178	338	263	162	941	180	328	353	860

Main products imported
Gasolines and Jet Fuel	Km3	50	65	52	3	171	3	40	13	56
Diesel	Km3	145	239	306	45	736	152	230	77	460

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q3 2017

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer